GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grand.com
Contact:
David C.W. Howell
Chief Financial Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES RESTRUCTURING
OF SUBSIDIARY HUA YANG

Hong Kong - April 9, 2008. Grand Toys International Limited (Nasdaq: GRIN) today announced its plan to downsize its printing subsidiary’s China operations following disappointing results of operations over the last twelve months. The downsizing is likely to involve the sale of a significant number of printing and other machines to pay creditors of Hua Yang and the termination of a substantial number of employees. Hua Yang’s China-based joint venture partners are cooperating with the restructuring. Factors contributing to Hua Yang’s unaudited losses during the year ended December 31, 2007 include increasing labour costs, both due to changes in the law and the effect of the change in value of the Remninbi in comparison to the US dollar, the increasing cost of oil, which has impacted freight, electricity and plastic, and changes in the way China’s VAT is calculated.

Management expects that there will be a related impairment of the Company’s goodwill associated with Hua Yang. As of June 30, 2007 (unaudited), the value of Hua Yang related goodwill on the Grand Toys balance sheet was US$18.2 million. A reliable estimate of the impairment charge is not possible at this time.

As previously announced on February 15, 2008, a term sheet has been signed to acquire Wham-O from Cornerstone Strategic Management Limited, a company owned and controlled by Raylin Hsieh, the wife of Grand’s CEO and majority shareholder Mr. Jeff Hsieh and as part of these terms Hua Yang is expected to be sold to Mrs. Hsieh. This plan is continuing and the Company is meeting with potential investors in the next several weeks for the purposes of raising financing for the Wham-O acquisition.

Grand Toys International Limited

About Grand Toys International Limited:
Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grand.com. Additional information on Hua Yang can be found on http://www.huayangprinting.com. Additional information on Kord can be found on http://www.kordparty.com. Additional information on IPI can be found on its website at http://www.intplay.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.